Exhibit 99.1

March 26, 2025	Media Release

TELUS exploring dedicated infrastructure entity and strategic investment to supercharge its next-gen wireless networks

Vancouver, BC – In its ongoing commitment to bring world-leading connectivity and cutting-edge technology to more Canadians, TELUS has been engaging advisors for several months on a number of balance sheet strengthening items, including evaluating a potential plan to sell a minority stake in our world class portfolio of wireless towers.

“We have engaged with advisors to explore the monetization of our tower infrastructure. If we are able to do this within the parameters of our desired economics, it would enhance the efficiency and effectiveness of our network operations,” said Darren Entwistle, TELUS President and CEO. “This initiative reflects TELUS’ broader commitment to long-term sustainable growth, as the company looks to strengthen its balance sheet as 100% of the proceeds would be used to pay down debt.”

“This initiative would provide TELUS the financial flexibility to pay down debt and, importantly, accelerate progress on our recently announced path to de-leveraging, including achieving a leverage target ratio of 3 times net debt to EBITDA by 2027, while concurrently turning off our discounted dividend reinvestment program over the same period,” said Doug French, Executive Vice-President and Chief Financial Officer. “This represents a distinct opportunity to create significant value for our stakeholders, including our customers, investors, communities and Canadians coast-to-coast-to-coast. Importantly, this represents only one of many monetization opportunities we are actively considering as part of our de-leveraging playbook which will support continued leading operational and financial performance, and our ability to deliver innovative and superior solutions to our customers.”

While no final decisions have been reached, these considerations underscore TELUS’ commitment to prudent strategic planning and sustainable growth. The company remains committed to maintaining transparent communications and keeping its stakeholders informed as it evaluates these opportunities.

About TELUS

TELUS (TSX: T, NYSE: TU) is a world-leading communications technology company, generating over $20 billion in annual revenue with more than 20 million customer connections through our advanced suite of broadband services for consumers, businesses and the public sector. We are committed to leveraging our technology to enable remarkable human outcomes. TELUS is passionate about putting our customers and communities first, leading the way globally in client service excellence and social capitalism. Our TELUS Health business is enhancing 76 million lives worldwide through innovative preventive medicine and well-being technologies. Our TELUS Agriculture & Consumer Goods business utilizes digital technologies and data insights to optimize the connection between producers and consumers. Guided by our enduring 'give where we live' philosophy, TELUS, our team members and retirees have contributed $1.8 billion in cash, in-kind contributions, time and programs including 2.4 million days of service since 2000, earning us the distinction of the world’s most giving company. For more information, visit telus.com or follow @TELUSNews on X and @Darren_Entwistle on Instagram.

Investor Relations

Robert Mitchell

ir@telus.com

Media Relations

Steve Beisswanger

steve.beisswanger@telus.com